Balanced Fund

The fund’s investment strategy was previously to normally invest approximately 60% of total assets in U.S. and foreign common stocks and 40% in fixed-income securities. The investment strategy has been revised to normally invest approximately 65%of total assets in U.S. and foreign common stocks and 35% in fixed-income securities.